ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND

1633 Broadway

New York, NY 10019

November 21, 2013

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Amy Miller

Re:	AllianzGI Equity & Convertible Income Fund (the “Fund”)
Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-14 8C
(File No. 333-191818)

Dear Ms. Miller:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced pre-effective amendment on Form N-14 8C be accelerated to 9:00 a.m. on November 26, 2013, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AllianzGI Equity & Convertible Income Fund

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	President and Chief Executive Officer